SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 26, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

    Date: November 26, 2003

* Print the name and title of the signing officer under his signature.

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  Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

ANOORAQ JOINS WITH KEY OPERATOR ANGLO PLATINUM
TO ADVANCE DRENTHE PGM DEPOSIT

November 26, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce that Anooraq, and its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. (together "Anooraq"), have entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture has been formed to explore and develop platinum group metals ("PGM"), gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Drenthe and Overysel are located on the Northern Limb of the Bushveld Complex, about 250 km north of Johannesburg , South Africa . The goal is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities that could provide substantial cost advantages to a new mining project (see maps on website).

Anooraq is contributing its rights to the Drenthe farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier farm if the deposit extends north on to Witrivier. Over four million ounces of combined PGM and gold, plus 359 million pounds of nickel are contained within the estimated inferred resource of 99.4 million tonnes grading 1.31 g/t 3PGM+Au and 0.016% Ni at a 0.5 g/t 3PGM+Au threshold (see Anooraq News Release February 7, 2003). PPRust is contributing its rights to the northern portion of the Overysel farm that lies south of and contiguous to the Drenthe farm.

Anglo Platinum is the world's largest primary producer of platinum and the only experienced operator of large-scale open pit PGM mines and metallurgical complexes on the Northern Limb of the Bushveld. PPRust owns and operates the 12,000 tonnes per day Sandsloot open pit mine, located about 12 km south of Drenthe, which has been operating since 1993 and currently produces over 350,000 ounces of PGM and gold each year. PPRust's Northern Limb properties host 332 million tonnes of proven and probable reserves and 719 million tonnes of indicated resources, containing 93 million ounces of PGM and gold (Anglo Platinum 2002 Annual Report) within eight PGM deposits.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture ("the JV") to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million (about US$1.76 million) on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

The extensive Drenthe deposit is open to expansion. The southern limit of the deposit has, until now, been defined by boundary of the Drenthe and Overysel farms. Historical holes drilled on northern Overysel within 400 m of the Drenthe boundary returned 10.4 m grading 1.88 g/t PGM+Au (Hole OY89); 6.4 m grading 1.86 g/t PGM+Au (hole OY88) and 29.0 m grading 2.02 g/t PGM+Au (OY87). The agreement with Anglo Platinum offers Anooraq the opportunity to determine the full extent of the Drenthe deposit towards the south. In order to advance the Drenthe project rapidly toward production, Anooraq plans to initiate exploration early in 2004. The program, currently being finalized, will involve a multi-rig drilling program with infill drilling in the Drenthe deposit and delineation of the southern extent of the deposit on the Overysel farm. Based on this work, new resources estimates can be completed and mine planning commenced.

Anooraq's extensive land package extends 45 km along the Northern Limb of the Bushveld Complex. In addition to the Drenthe deposit, Anooraq also controls the Rietfontein property, located 25 km to the south of Drenthe. Exploration at Rietfontein has outlined extensive, near-surface nickel-PGM-copper mineralization that is contiguous with mineralization on the adjacent Turfspruit farm, which is being explored and developed by African Minerals Ltd. Anooraq drilled 15 holes at South Block, intersecting sub-economic mineralization. The Company is currently re-assessing its South Block program.

Anooraq President and CEO Ronald Thiessen said "The Bushveld is the world's most prolific geological environment for platinum group metals. The new agreement announced today further demonstrates the expanding relationships being developed by the Company to advance exploration and production of PGM deposits on the Northern Limb."

For further details on Anooraq and its properties in South Africa , please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.